UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51734

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

2780 Waterfront Pkwy E. Drive, Suite 200

Indianapolis, Indiana 46214

(317) 328-5660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

On July 10, 2024, (a) Calumet Merger Sub II LLC merged with and into Calumet Specialty Products Partners, L.P. (the “Partnership”), with the Partnership continuing as the surviving entity and a wholly owned subsidiary of Calumet, Inc. (“New Calumet”), and all of the common units representing limited partner interests in the Partnership (“Common Units”) were exchanged into the right to receive an equal number of shares of common stock, par value $0.01 per share, of New Calumet (“Common Stock”) and (b) Calumet Merger Sub I LLC merged with and into Calumet GP, LLC (the “General Partner”), with the General Partner continuing as the surviving entity and a wholly owned subsidiary of New Calumet, and all outstanding equity interests of the General Partner were exchanged into the right to receive an aggregate of 5,500,000 shares of Common Stock and 2,000,000 warrants to purchase Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Calumet Specialty Products Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 1, 2024	CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

	By:	Calumet GP, LLC, its general partner

	By:	/s/ David Lunin
	Name:	David Lunin
	Title:	Executive Vice President and Chief Financial Officer